UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS
FOR THE MONTH OF MAY 2009
Medellín, Colombia, June 12, 2009
Bancolombia S.A. (“Bancolombia”) (CIB) reported unconsolidated net income of Ps. 65.2 billion for the month ended May 31, 2009. Net income for Bancolombia on an unconsolidated basis totaled Ps. 479.1 billion for the first five months of 2009, decreasing 4.3% as compared to the same period last year.
•
Net interest income, including investment securities, totaled Ps. 208.6 billion in May 2009. For the five month period ended May 31, 2009, net interest income totaled Ps. 1,154.5 billion, increasing 14.9% as compared to the same period last year.

•
Net fees and income from services totaled Ps. 71.0 billion in May 2009. For the five month period ended May 31, 2009, net fees and income from services totaled Ps. 339.1 billion, which represents an increase of 10.0% as compared to the same period of 2008.

•
Other operating income registered a loss of Ps.1.2 billion in May 2009. For the five month period ended May 31, 2009, other operating income totaled Ps. 190.2 billion, decreasing 42.1% as compared to the same period last year. Bancolombia notes that a considerable part of this revenue comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results. The Bank also notes that the item line of income from derivative financial instruments has been negatively impacted by a Ps 105 billion charge during the five month period ended May 31, 2009, related to rule changes concerning valuation methodologies for derivative instruments established by the Colombian regulator. The Bank will finish amortizing the reduction in the carrying value of derivatives in June 2009.

•
Net provisions charges totaled Ps. 52.1 billion in May 2009. Net provisions totaled Ps. 340.3 billion for the five month period ended May 31, 2009, which represents an increase of 66.2% as compared to the same period of 2008.

•
Operating expenses totaled Ps. 158.2 billion in May 2009. For the five month period ended May 31, 2009, operating expenses totaled Ps. 809.3 billion, increasing 15.4% as compared to the same period of 2008.

Total assets (unconsolidated) amounted to Ps. 40.4 trillion, gross loans amounted to Ps. 28.4 trillion, deposits totaled Ps. 26.7 trillion and Bancolombia’s total shareholders’ equity amounted to Ps. 5.9 trillion.
Bancolombia’s unconsolidated level of past due loans (overdue more than 30 days) as a percentage of total loans was 3.75% as of May 31, 2009, and the coverage for past due loans was 139.9% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of May 2009, was as follows: 21.7% of total net loans, 21.2% of total checking accounts, 19.8% of total savings accounts, 18.6% of time deposits and 19.6% of total deposits.

*
This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Juan Esteban Toro
Executive VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel.: (574) 4041837

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			May 09/Apr 09		Annual
(Ps Millions)	May-08	Apr-09	May-09	$	%	%
ASSETS
Cash and due from banks	1,893,850	3,251,643	2,777,275	-474,368	-14.59%	46.65%
Overnight funds sold	619,699	1,530,614	1,147,132	-383,482	-25.05%	85.11%
Total cash and equivalents	2,513,549	4,782,257	3,924,407	-857,850	-17.94%	56.13%

Debt securities	3,808,693	4,460,455	4,699,784	239,329	5.37%	23.40%
Trading	1,277,322	1,403,977	1,607,765	203,788	14.52%	25.87%
Available for Sale	1,181,741	1,100,577	953,675	-146,902	-13.35%	-19.30%
Held to Maturity	1,349,630	1,955,901	2,138,344	182,443	9.33%	58.44%
Equity securities	1,124,781	1,233,431	1,231,034	-2,397	-0.19%	9.45%
Trading	15,282	6,880	6,603	-277	-4.03%	-56.79%
Available for Sale	1,109,499	1,226,551	1,224,431	-2,120	-0.17%	10.36%
Market value allowance	-30,159	-19,109	-19,150	-41	0.21%	-36.50%
Net investment securities	4,903,315	5,674,777	5,911,668	236,891	4.17%	20.56%

Commercial loans	17,554,299	21,677,485	22,409,207	731,722	3.38%	27.66%
Consumer loans	3,809,788	3,710,431	3,649,345	-61,086	-1.65%	-4.21%
Small business loans	113,467	126,860	126,484	-376	-0.30%	11.47%
Mortgage loans	2,134,970	2,406,761	2,230,508	-176,253	-7.32%	4.47%
Allowance for loans and financial leases losses	-1,019,810	-1,528,058	-1,487,443	40,615	-2.66%	45.85%
Net total loans and financial leases	22,592,714	26,393,479	26,928,101	534,622	2.03%	19.19%

Accrued interest receivable on loans	311,587	391,264	392,362	1,098	0.28%	25.92%
Allowance for accrued interest losses	-21,363	-30,371	-28,998	1,373	-4.52%	35.74%
Net total interest accrued	290,224	360,893	363,364	2,471	0.68%	25.20%

Customers’ acceptances and derivatives	273,509	233,938	270,521	36,583	15.64%	-1.09%
Net accounts receivable	376,161	446,427	363,447	-82,980	-18.59%	-3.38%
Net premises and equipment	544,351	682,864	691,565	8,701	1.27%	27.04%
Foreclosed assets	5,088	4,227	3,886	-341	-8.07%	-23.62%
Prepaid expenses and deferred charges	68,360	185,871	131,468	-54,403	-29.27%	92.32%
Goodwill	4,761	172	—	-172	*	*
Other	291,235	293,436	397,276	103,840	35.39%	36.41%
Reappraisal of assets	957,171	1,370,221	1,366,436	-3,785	-0.28%	42.76%

Total assets	32,820,438	40,428,562	40,352,139	-76,423	-0.19%	22.95%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,952,024	4,680,783	4,602,862	-77,921	-1.66%	16.47%
Checking accounts	3,592,453	4,389,419	4,178,023	-211,396	-4.82%	16.30%
Other	359,571	291,364	424,839	133,475	45.81%	18.15%

Interest bearing	16,563,719	21,549,208	22,135,384	586,176	2.72%	33.64%
Checking accounts	418,429	570,947	573,206	2,259	0.40%	36.99%
Time deposits	5,812,786	9,865,517	9,762,294	-103,223	-1.05%	67.95%
Savings deposits	10,332,504	11,112,744	11,799,884	687,140	6.18%	14.20%

Total deposits	20,515,743	26,229,991	26,738,246	508,255	1.94%	30.33%
Overnight funds	707,578	762,862	572,336	-190,526	-24.98%	-19.11%
Bank acceptances outstanding	33,703	34,128	28,490	-5,638	-16.52%	-15.47%
Interbank borrowings	561,610	400,708	338,408	-62,300	-15.55%	-39.74%
Borrowings from domestic development banks	1,673,880	1,629,773	1,574,897	-54,876	-3.37%	-5.91%
Accounts payable	1,966,111	2,097,304	1,829,947	-267,357	-12.75%	-6.93%
Accrued interest payable	154,525	284,409	288,425	4,016	1.41%	86.65%
Other liabilities	336,711	435,251	405,085	-30,166	-6.93%	20.31%
Bonds	1,419,032	2,278,410	2,214,666	-63,744	-2.80%	56.07%
Accrued expenses	523,280	397,423	424,947	27,524	6.93%	-18.79%

Total liabilities	27,892,173	34,550,259	34,415,447	-134,812	-0.39%	23.39%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	3,163,007	3,628,441	3,693,651	65,210	1.80%	16.78%
Appropiated	2,662,531	3,214,596	3,214,596	—	0.00%	20.73%
Unappropiated	500,476	413,845	479,055	65,210	15.76%	-4.28%

Reappraisal and others	1,416,484	1,829,619	1,825,836	-3,783	-0.21%	28.90%
Gross unrealized gain or loss on debt securities	(45,140)	26,329	23,291	-3,038	-11.54% -	151.60%

Total shareholder’s equity	4,928,265	5,878,303	5,936,692	58,389	0.99%	20.46%

Total liabilities and shareholder’s equity	32,820,438	40,428,562	40,352,139	-76,423	-0.19%	22.95%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	May-08	May-09%		Apr-09	May-09%
Interest income and expenses
Interest on loans	1,440,904	1,702,265	18.14%	339,378	321,147	-5.37%
Interest on investment securities	118,670	178,643	50.54%	53,260	25,213	-52.66%
Overnight funds	18,830	20,147	6.99%	2,368	1,963	-17.10%
Leasing	—	—	0.00%	—	—	0.00%
Total interest income	1,578,404	1,901,055	20.44%	395,006	348,323	-11.82%

Interest expense
Checking accounts	6,069	9,176	51.19%	2,013	1,711	-15.00%
Time deposits	193,746	324,732	67.61%	68,157	66,176	-2.91%
Savings deposits	224,712	226,243	0.68%	40,186	38,168	-5.02%
Total interest on deposits	424,527	560,151	31.95%	110,356	106,055	-3.90%

Interbank borrowings	11,997	14,908	24.26%	2,166	1,448	-33.15%
Borrowings from domestic development banks	44,179	52,088	17.90%	9,537	9,001	-5.62%
Overnight funds	35,325	24,745	-29.95%	4,408	4,201	-4.70%
Bonds	57,497	94,696	64.70%	19,247	19,004	-1.26%
Total interest expense	573,525	746,588	30.18%	145,714	139,709	-4.12%

Net interest income	1,004,879	1,154,467	14.89%	249,292	208,614	-16.32%
Provision for loan and accrued interest losses, net	(226,868)	(403,795)	77.99%	(87,951)	(63,867)	27.38%
Recovery of charged-off loans	21,554	43,621	102.38%	9,361	11,272	20.41%
Provision for foreclosed assets and other assets	(10,665)	(10,281)	-3.60%	(2,891)	(383)	86.75%
Recovery of provisions for foreclosed assets and other asset	s 11,281	30,160	167.35%	3,752	887	-76.36%

Total net provisions	(204,698)	(340,295)	66.24%	(77,729)	(52,091)	32.98%
Net interest income after provision for loans and accrued interest losses	800,181	814,172	1.75%	171,563	156,523	-8.77%

Commissions from banking services and other services	44,389	46,504	4.76%	8,350	13,542	62.18%
Electronic services and ATM’s fees, net	32,375	22,617	-30.14%	4,983	4,101	-17.70%
Branch network services, net	38,841	41,452	6.72%	7,400	9,333	26.12%
Collections and payments fees, net	56,070	64,084	14.29%	13,953	13,008	-6.77%
Credit card merchant fees, net	4,455	3,690	-17.17%	664	429	-35.39%
Credit and debit card fees, net	128,345	153,862	19.88%	30,068	30,986	3.05%
Checking fees, net	27,459	28,440	3.57%	7,028	4,591	-34.68%
Warehouse services	—	—	0.00%	—	—	0.00%
Commissions-fees from fiduciary activities	—	—	0.00%	—	—	0.00%
Check remittance, net	5,134	4,079	-20.55%	821	746	-9.14%
International operations, net	12,666	16,517	30.40%	3,493	2,559	-26.74%
Total fees and other service income	349,734	381,245	9.01%	76,760	79,295	3.30%

Other fees and service expenses	(41,523)	(42,119)	1.44%	(8,964)	(8,303)	7.37%
Total fees and income from services, net	308,211	339,126	10.03%	67,796	70,992	4.71%

Other operating income
Net foreign exchange gains	(171,480)	(103,001)	-39.93%	(179,299)	(117,445)	34.50%
Derivative Financial Instruments	281,090	66,548	-76.33%	145,486	107,542	-26.08%
Gains(Loss) on sales of investments on equity securities	4,757	—	*	—	—	*
Securitization income	18,518	24,590	32.79%	2,339	8,583	266.95%
Dividend income	194,788	201,428	3.41%	2,369	24	-98.99%
Revenues from commercial subsidiaries	—	—	0.00%	—	—	0.00%
Communication, rent payments and others	566	615	8.66%	112	102	-8.93%
Total other operating income	328,239	190,180	-42.06%	(28,993)	(1,194)	95.88%

Total income	1,436,631	1,343,478	-6.48%	210,366	226,321	7.58%
Operating expenses
Salaries and employee benefits	266,827	308,845	15.75%	61,465	62,747	2.09%
Bonus plan payments	39,051	12,735	-67.39%	(4,030)	1,876	146.55%
Compensation	11,425	7,089	-37.95%	1,573	1,217	-22.63%
Administrative and other expenses	336,575	416,869	23.86%	83,725	79,349	-5.23%
Deposit security, net	17,759	26,138	47.18%	4,769	5,318	11.51%
Donation expenses	448	360	-19.64%	46	46	0.00%
Depreciation	29,263	37,227	27.22%	7,138	7,667	7.41%
Total operating expenses	701,348	809,263	15.39%	154,686	158,220	2.28%

Net operating income	735,283	534,215	-27.35%	55,680	68,101	22.31%
Merger expenses	—	—	*	—	—	*
Goodwill amortization	7,748	1,841	-76.24%	417	172	-58.75%
Non-operating income (expense)
Other income	41,197	68,845	67.11%	21,368	3,961	-81.46%
Minority interest	—	—	0.00%	—	—	0.00%
Other expense	(72,167)	(33,548)	-53.51%	(6,578)	(5,236)	20.40%
Total non-operating income	(30,970)	35,297	213.97%	14,790	(1,275)	-108.62%
Income before income taxes	696,565	567,671	-18.50%	70,053	66,654	-4.85%
Income tax expense	(196,089)	(88,616)	-54.81%	(18,417)	(1,444)	92.16%

Net income	500,476	479,055	-4.28%	51,636	65,210	26.29%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 12, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance